PE 12/30/2014 DC

Act: 1934
Section:
Rule: 12h-3
Public
Availability: 2/9/2015

NO ACT

February 9, 2015




15005553

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Fraternity Community Bancorp, Inc.
Incoming letter dated December 30, 2014

Based on the facts presented, the Division will not object if Fraternity Community Bancorp stops filing periodic and current reports under the Exchange Act, including its annual report on Form 10-K for the fiscal year ended December 31, 2014. In reaching this position, we note that Fraternity Community Bancorp has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and such post-effective amendment is effective. We assume that, consistent with the representations made in your letter, Fraternity Community Bancorp will file a certification on Form 15 making an appropriate claim under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the fiscal year ended December 31, 2014.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Raymond A. Be
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

February 9, 2015

**Mail Stop 4561**

Joel E. Rappoport
Kilpatrick Townsend Attorneys at Law
607 14th Street, N.W., Suite 900
Washington, DC 20005-2018

**Re: Fraternity Community Bancorp, Inc.**

Dear Mr. Rappoport:

In regard to your letter of December 30, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

KILPATRICK
TOWNSEND
ATTORNEYS AT LAW

KILPATRICK TOWNSEND & STOCKTON LLP
www.kilpatricktownsend.com

Suite 900 607 14th St., NW
Washington DC 20005-2018
t 202 508 5800 f 202 508 5858
www.KilpatrickTownsend.com

direct dial 202 508 5820
direct fax 202 204 5620
jrappoport@KilpatrickTownsend.com

December 30, 2014

Section 15(d) of the Securities Exchange Act of 1934
Rule 12h-3 under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Fraternity Community Bancorp, Inc. (Commission File No. 000-54271)**
**Request for No-Action Letter**

Dear Office of Chief Counsel:

On behalf of our client, Fraternity Community Bancorp, Inc., a Maryland corporation (the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the Company should not be precluded from using Rule 12h-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission current and periodic reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, notwithstanding the fact that the Company would not be eligible to rely on Rule 12h-3 due to the effectiveness of its Registration Statement, as defined below, during the 2014 fiscal year as a result of the filing of the Company's Form 10-K for the fiscal year ended December 30, 2013, which had the effect of updating a registration statement filed by the Company pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act").

Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3 of the Exchange Act to suspend its reporting obligations under Section 15(d) of the Exchange Act promptly after the receipt of such concurrence, and prior to March 31, 2015, which is the date on which the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2014 otherwise would be due.

On December 3, 2014, the Company filed a Form 15 with the Commission to deregister its common stock, par value $0.01 per share ("Common Stock"), under Section 12(g) of the

Exchange Act. As of December 3, 2014, there were 1,381,082 shares of Company Common Stock outstanding, which were held by 122 shareholders of record. The Company relied on Rule 12g-4(a)(1) under the Exchange Act to terminate the registration of its Common Stock, which termination will take effect 90 days after the filing of the Form 15. Pursuant to Rule 12g-4(b), the Company's duty to file reports required under Section 13(a) of the Exchange Act was suspended immediately upon filing the Form 15, and the suspension of the Company's reporting obligations under Section 13(a) of the Exchange Act automatically revived the Company's reporting obligations under Section 15(d).

The information in this letter regarding the Company has been provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company is current in its filing obligations under the Exchange Act through the date of this letter and has made all required filings during the past three fiscal years. The Company will continue to make all required filings with the Commission until, subject to the Staff's concurrence with the request set forth in this letter, the Company's filing of a subsequent Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d).

**Background**

The Company is the holding company for Fraternity Federal Savings and Loan Association, a federally chartered savings and loan association (the "Bank"). The Company is a registered savings and loan holding company under the Home Owners' Loan Act, as amended.

The Bank was formed as a mutual savings and loan association in 1913 and converted to stock form on March 31, 2011. The Company was formed in October 2010, and, on March 31, 2011, the Company acquired all of the outstanding shares of the Bank's common stock and sold 1,587,000 shares of its common stock, par value $.01 per share (the "Common Stock"), to public shareholders. The Company filed a Form 8-A on February 10, 2011 registering its Common Stock under Section 12(g) of the Exchange Act, and the Company's Registration Statement on Form S-1 became effective on February 10, 2011.

As of the date of this letter, the Company's Common Stock is quoted on the OTC Bulletin Board operated by OTC Market Group, Inc. under the symbol "FRTR."

The Company Common Stock is the only class of securities of the Company registered or required to be registered under Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act. Other than the Common Stock and options for the Common Stock mentioned below, the Company has no other class of securities outstanding.

The Company is a "smaller reporting company" as defined in Rule 12b-2 promulgated under the Exchange Act, and as of September 30, 2014 had total assets of approximately $162.8 million and stockholders' equity of approximately $27.2 million. The Bank is the principal operating subsidiary of the Company, operating out of its corporate headquarters in Baltimore, Maryland and full-service branch offices located in Cockeysville, Ellicott City and Hampstead, Maryland. The principal offices of the Company are located at 764 Washington Boulevard, Baltimore, Maryland 21230.

The Company does not have any obligation under any contract to file periodic or current reports with the Commission, to maintain its registration under Section 12(g) of the Exchange Act or to maintain its filing obligation under Section 15(d) of the Exchange Act, and it will not make such filings voluntarily or otherwise.

The Company has filed the following registration statements under the Securities Act, each of which is discussed below:

| Form Type | File No. | Date Filed |
|---|---|---|
| S-1 | 333-170215 | October 29, 2010 |
| S-8 | 333-181613 | May 23, 2012 |

On October 29, 2010, the Company filed a registration statement on Form S-1 (File No. 333-170215) with the Commission. The Form S-1 registered up to 1,587,000 shares of Common Stock for issuance in connection with the conversion of the Bank from mutual to stock form. The mutual-to-stock conversion was completed on March 31, 2011 and no shares have been issued since that date. All 1,587,000 shares of Common Stock registered on such Form S-1 were sold on March 31, 2011.

On May 23, 2012, the Company filed a registration statement on Form S-8 (File No. 333-181613) with the Commission. Such Registration Statement on Form S-8 is referred to herein as the "Registration Statement." The Registration Statement registered 222,180 shares of common stock issuable pursuant to the Fraternity Community Bancorp, Inc. 2012 Equity Incentive Plan (the "Plan"). No options were granted or exercised during fiscal 2014, and no stock awards were made during fiscal 2014, prior to deregistering the unsold shares under the Plan. On December 3, 2014, the Company filed Post-Effective Amendment No. 1 to the Registration Statement, removing from registration all of the unissued or unsold shares of Common Stock under the Plan.[1] Post-Effective Amendment No. 1 to the Registration Statement became effective on December 3, 2014. As of the date of this letter, there were 16,496 outstanding unvested shares of restricted stock granted under the Plan held by nine persons, and there were outstanding options to acquire 69,600 shares of Company Common Stock held by nine persons.

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[1] After the Company ceases to be a reporting company, Rule 701 under the Securities Act will permit the Company to award and issue securities under its written compensatory benefit plans. The Company has advised us that, after the filing of the Form 15, it intends to comply with all requirements applicable to it to ensure that the award and issuance of securities under its written compensatory benefit plans will be made in accordance with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of written compensatory benefit plans by an issuer not subject to the reporting requirements of the Exchange Act. Upon effectiveness of the Company's Form 15 filing to suspend is Section 15(d) obligations, the Company will become eligible to rely upon the exemption under Rule 701. Securities issued under Rule 701 will be "restricted securities" as defined in Rule 144 under the Securities Act. The Company acknowledges, and will advise all of its option holders and future award recipients that the resale of future stock awards or shares acquired upon the exercise of options may only be conducted pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g., Mango Capital, Inc. (available March 28, 2012).

Until the effectiveness of the suspension of the of the Company's Section 15(d) reporting obligation, the Company will not permit the exercise of any outstanding options unless an available exemption from registration exists.[2]

The registration statements listed above are the only registration statements filed by the Company. The Company had no other registration statements that were on file with the Commission which had unsold securities at the time the Company filed its Form 10-K for the fiscal year ended December 31, 2013.

As noted above, on December 3, 2014, the Company filed a Form 15 to deregister its Common Stock. Pursuant to Rule 12g-4(b) under the Exchange Act, the Company's obligation to file reports under Section 13(a) of the Exchange Act was suspended immediately upon filling the Form 15.

The suspension of the Company's reporting obligations under Section 13(a) of the Exchange Act automatically revived the Company's reporting obligations under Section 15(d). Under Section 15(d), the obligation to file Exchange Act reports is automatically suspended as to any fiscal year, other than the fiscal year within which a registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than 300 persons. Rule 12h-3(c) provides that the suspension of an issuer's duty to file reports is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As the Company's Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Commission on March 28, 2014, updated the Registration Statement pursuant to Section 10(a)(3) of the Securities Act, the Company may not avail itself of such suspension pursuant to the terms of Section 15(d).

Subject to obtaining the relief requested in this letter, the Company intends to file a second Form 15 to suspend its reporting obligations under Section 15(d) promptly following the receipt of such relief and no later than the due date for its Annual Report on Form 10-K for the year ending December 31, 2014.

**Discussion**

Management is concerned with the continued costs of compliance with the Company's filing requirements under the Exchange Act. Management determined that the Company and its stockholders receive little benefit from being a public reporting company given its small size and the limited trading in the Company's Common Stock. After careful consideration, the Company's board of directors concluded that the benefits of remaining a public reporting company were outweighed by the burdens and expenses required for continued compliance.

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[2] The Company acknowledges, as noted above, that Rule 701 will be unavailable until its reporting obligations under Section 15(d) have been suspended.

As noted above, the Company filed a Form 15 on December 3, 2014 to deregister its Common Stock. The Company expects deregistration to provide substantial cost savings in the form of reduced audit, legal and filing expenses and other costs related to complying with the Exchange Act. Pursuant to Rule 12g-4(b) under the Exchange Act, the Company's obligation to file reports under Section 13(a) of the Exchange Act was suspended immediately upon filling the Form 15. However, unless the Staff grants no-action relief in response to this request, pursuant to Rule 12h-3(c), the Company would be required to file its Annual Report on Form 10-K for the fiscal year ending December 31, 2014, as well as any other current reports due during the quarter ending December 31, 2014.

Pursuant to Rule 12h-3, as currently in effect, the Company cannot suspend its reporting obligations under Section 15(d) for the fiscal year ending December 31, 2014, despite the fact that Section 15(d) provides that the Company's reporting obligations would automatically be suspended for the fiscal year beginning January 1, 2015 if it had fewer than 300 shareholders as of that date. Rule 12h-3(a) provides that, subject to the provisions of paragraphs (c) and (d) of the rule, the duty under Section 15(d) to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15. However, Rule 12h-3(c) states that the relief provided under Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class of securities becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings.

The Company has filed all periodic reports and other materials required under Section 13(a) of the Exchange Act for its most recent three fiscal years and its current fiscal year to date. However, because the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 had the technical effect of updating the Company's registration statement, absent the no-action relief requested hereby, Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act. During the year ending December 31, 2014, the Company did not grant stock options, no options were exercised and no other stock awards were made under the Plan. Accordingly, no sales were made pursuant to the Registration Statement during the year ending December 31, 2014 prior to the effectiveness of the post-effective amendment to the Registration Statement to deregister unsold shares or through the date of this letter.

In analogous situations where an issuer with a class of security held of record by less than 300 persons as of the first day of the current fiscal year has a registration statement that is updated during the current fiscal year pursuant to Securities Act Section 10(a)(3), but under which no sales have been made during the current fiscal year, the Staff has granted no-action relief under Rule 12h-3 permitting issuers to file a Form 15 despite the fact that such issuers had effective registration statements which had been automatically updated during the current fiscal year. See, e.g., Madison Bancorp, Inc. (available May 27, 2014), Actavis, Inc. (available February 26, 2014); Environmental Tectronics Corporation (available March 22, 2013); China

Shenghuo Pharmaceutical Holdings, Inc. (available July 20, 2012); Mango Capital, Inc. (available March 28, 2012); and International Wire Group, Inc. (available November 6, 2009).

The Commission stated that the purposes of current and periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that this "limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). The Company submits that if the purpose of Section 15(d)(1) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to report would not further that purpose since no sales have occurred under the Company's registration statements during the year ending December 31, 2014.

In its Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. The preparation of the Company's Annual Report on Form 10-K for the year ending December 31, 2014 would impose a financial burden on the Company and would involve significant management efforts. Such financial burdens and management efforts are disproportionate to the benefits to be derived given the limited trading activity in the Company's Common Stock and are very significant relative to the Company's earnings. The Company estimates that the financial cost of continuing to prepare reports under Section 13(a) of the Exchange Act during the fourth quarter of the year ending December 31, 2014, as well as the Annual Report on Form 10-K, would be approximately $38,000.

The Company acknowledges that after it ceases to be a reporting company, if on the first day of any subsequent fiscal year there are 300 or more holders of record of its Common Stock, or if there are 500 or more holders of record of its Common Stock and the total assets of the Company have exceeded $10 million on the last day of any of the Company's three most recent fiscal years, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d).

The Company further represents that, at the time it files its Form 15 to suspend its reporting obligations under Section 15(d), it will have fewer than 300 shareholders of record, and it will have filed with the Commission all reports required by Section 13(a) of the Exchange Act prior to such date.

Notwithstanding the withdrawal and termination of the registration statement for the Company's existing stock incentive plan, the current and future holders of options issued pursuant to such plans will not be disadvantaged by the absence of current and periodic reports under the Exchange Act. The holders of existing options are current officers and directors of the

Company. Such officers and directors have access to information about the Company, and have the ability to ask questions of the Company's executive officers before making a decision to exercise any options. After the Company ceases to be a reporting company, the issuance of securities pursuant to the employee stock incentive plan will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirement under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and contracts relating to compensation by an issuer not subject to the reporting requirements of the Exchange Act. The Company's incentive plans satisfy the eligibility requirement of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. *See* NewCity Communications, Inc. (available October 6, 1988). Securities issued under Rule 701 will be restricted securities as defined in Rule 144, as provided by Rule 701(g). The Company acknowledges, and will advise all of its option holders that shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.,* I.C. Isaacs & Company, Inc. (available August 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

**Conclusion**

For the reasons outlined above, we respectfully request that the Staff confirm that it concurs with the Company's view that it should not be precluded from using Rule 12h-3 to suspend the Company's obligation to file with the Commission its current and periodic reports reports required under Section 15(d) of the Exchange Act, including its Annual Report on Form 10-K for the year ending December 31, 2014.

Subject to the Staff's concurrence with the request stated in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3(b)(1)(i) to suspend its obligations to file reports under Section 15(d) of the Exchange Act promptly following receipt of such concurrence and no later than March 31, 2015, which is the date on which the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2014 otherwise would be due.

We appreciate your assistance in this matter. If you have any questions or require any additional information, please contact the undersigned at (202) 508-5820 or by return e-mail.

Very truly yours,



Joel E. Rappoport

cc: Thomas K. Sterner, Chairman of the Board and Chief Executive Officer
Fraternity Community Bancorp, Inc.